

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
No Act
3-2-07



07050054



March 19, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/19/2007

Patrick H. Shannon
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, DC 20004-1304

Re: USEC Inc.
Incoming letter dated March 2, 2007

Dear Mr. Shannon:

This is in response to your letter dated March 2, 2007 concerning the shareholder proposal submitted to USEC by Julian Spector. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Julian Spector
43 Brookwood Drive
Woodbridge, CT 06525

1065059

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: (202) 637-2200 Fax: (202) 637-2201
www.lw.com

LATHAM&WATKINS LLP

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March 2, 2007

Via Hand Delivery

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Re: Stock Dividend Received January 26, 2007

This letter and the attached materials are submitted by USEC Inc. (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company received a letter on January 26, 2007 from Julian Spector ("Proponent"), presenting a proposal for inclusion in the Company's 2007 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2007 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attached materials.

The Company expects that it will file with the Commission and begin mailing to its shareholders its definitive 2007 proxy materials on March 20, 2007 and will hold its annual meeting of shareholders on April 26, 2007. The Company acknowledges that this letter does not satisfy the requirement in Rule 14a-8(j) that a company file its reasons for excluding a proposal no later than 80 days before it files its definitive proxy statement, but the rule contains an exception if a company can show good cause for missing such deadline. As the Proposal was not received until after the 80 day deadline, the Company requests that the Staff consider this fact to be good cause under the Rule and hereby requests a waiver of the 80 day requirement in Rule 14a-8(j)(1).

The Proposal may be Excluded under Rule 14a-8(e)(2) because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline.

Rule 14a-8(e)(2) under Regulation 14A provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's 2006 proxy materials stated that:

> Under the SEC rules, in order to be considered for inclusion in USEC's proxy statement for the 2007 annual meeting of shareholders, proposals from shareholders must be received by the Secretary of the Company at Two Democracy Center, 6903 Rockledge Drive, Bethesda, Maryland 20817 not later than November 24, 2006.

The November 24, 2006 date was calculated pursuant to the guidelines in Rule 14a-8(e)(2) and meets the requirements therein. The Secretary of the Company did not receive the Proposal until January 26, 2007, more than two months after the deadline had passed. The Company therefore believes that the Proposal may be properly excluded from the Company's 2007 proxy materials pursuant to Rule 14a-8(e)(2).

1. Factual Background.

On January 23, 2007 the Proponent sent a letter (attached hereto as Exhibit A) to the Company's Secretary in which he asked that "the following business matter be submitted for the determination of stockholders entitled to vote at the 2007 Annual Meeting and ... that the matter be specified in the notice of meeting or any supplement hereto." The proposal is that "a Stock Dividend be declared in lieu of the discontinued Cash Dividend .."

2. Failure to Deliver the Proposal to the Principal Executive Offices Prior to the Deadline Should Permit Exclusion.

The Staff has consistently permitted companies to exclude proposals that are received at such companies' principal executive offices after the deadline for submitting shareholder proposals. *See Dell Inc.* (avail. Mar. 25, 2005) (proposal excludable when received at principal executive offices two weeks after published deadline); *Dominion Resources Inc.* (avail. Mar. 2, 2005) (proposal excludable when received at principal executive offices two months after published deadline); *Acutant Corporation* (avail. Nov. 26, 2003) (proposal excludable when received at principal executive offices three months after published deadline); *Xerox* (avail. May 2, 2005) (proposal excludable because it was not timely received, among other reasons).

Accordingly, the Company believes that it may properly exclude the Proposal. Based on the foregoing, the Proposal was not timely received by the Company's principal executive office, but rather was first received at such offices in January 2007, well after the deadline of November 24, 2006 disclosed in the Company's 2006 proxy materials which had been determined in accordance with Rule 14a-8(e)(2).

As the defect in the Proponent's Proposal cannot be cured, the Company has not provided Proponent formal notice and an opportunity to cure, as Rule 14a-8(f) requires for defects that can be remedied.

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2007 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (202) 637-1028.

Very truly yours,



Patrick H. Shannon
of LATHAM & WATKINS LLP

Enclosure

cc: Julian Spector (with enclosure)
43 Brookwood Drive
Woodbridge, CT 06525

Timothy Hansen (with enclosure)
USEC Inc.
6903 Rockledge Drive
Bethesda, MD 20817

EXHIBIT A

43 Brookwood Drive
Woodbridge, CT. 06525
January 23,2007
Telephone:203-387-4575

Mr. Timothy Hansen - Secretary
USEC Inc.
6903 Rockledge Drive
Bethesda, MD. 20817-1818
http://www.usec.com
REF: Letter dated 1/5/2007
Steven A. Wingfield - Director- Investor Relations

Dear Mr. Hansen,

Pursuant to the referenced enclosed letter and in accordance with Article II, Section 10 of the enclosed "Amended and Restated Bylaws of USEC" adopted September 13,.2000 , I as Trustee of the Irrevocable Trusts of the stockholders subsequently enumerated , request that the following business matter be submitted for the determination of stockholders entitled to vote at the 2007 Annual Meeting : and request that the matter be specified in the notice of meeting or any supplement hereto

That a Stock Dividend be declared in lieu of the discontinued Cash Dividend .. The Cash dividend was discontinued on 2/8/2006 as noted in the enclosed USEC Dividend History..

The reason to bring this before the stockholders is to discuss the value of a dividend being given to present and new stockholders in the interest of our market stock value which can also be important in the raising of capital.

Our stockholders are:

Barbara S. Froehlich	1986 Trust	Julian Spector (Trustee)	619 shares	(Daughter)
Russell N. Spector	1986 Trust	Julian Spector (Trustee)	1003 shares	(Son)
Joshua D. Spector	1986 Trust	Julian Spector (Trustee)	124 shares	(Grandson)
Leah M. Spector	1986 Trust	Julian Spector (Trustee)	124 shares	(Granddaughter)
Seth M Spector	1990 Trust	Julian Spector (Trustee)	124 shares	(Grandson)
Harris T. Fitzgerel	UGMA	Julian Spector (Custodian)	184 shares	(Grandson)
Noah W. Fitzgerel	UGMA	Julian Spector (Custodian)	184 shares	(Grandson)
		Total Share:	2362 shares	

I intend to be at the April 2007 Annual Meeting to bring the above matter before the meeting. I will also present proxies representing the above shares.

Sincerely Yours,

Julian Spector.

ENC.: REF. Letter USEC Steven A. Wingfield 1/5/2007
USEC Dividend Historyc


RECEIVED
JAN 26 2007

AMENDED AND RESTATED

BYLAWS

OF

USEC INC.

(hereinafter called the "Corporation")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meetings. The Annual Meeting of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote members of a Board of Directors, and transact such other business as may properly be brought before the meeting. Unless otherwise required by law, written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

(ii) A stockholder may authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such telegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram or other electronic transmission was authorized by the stockholder.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 6. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

not a foreign person (as defined in the Corporation's Certificate of Incorporation) or under the control of a foreign person and that such stockholder is not a Contravening Person (as defined in the Corporation's Certificate of Incorporation) or under the control of a Contravening Person, (vi) an undertaking to notify the Corporation if the statement specified in clause (v) becomes untrue in any respect from the date such statement is given up to and including the date and time of the vote for the proposed nominee and (vii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 9. If the Chairman of the meeting determines (a) that a nomination was not made in accordance with the foregoing procedures, (b) that at the date and time of the vote for the proposed nominee the stockholder who nominated such nominee is a foreign person or under the control of a foreign person or (c) that at the date and time of the vote for the proposed nominee the stockholder who nominated such nominee is a Contravening Person or under the control of a Contravening Person, the Chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

Section 10. Business at Annual Meetings. No business may be transacted at an Annual Meeting of Stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 10 and on the record date for the determination of stockholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 10.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not less than ninety (90) nor more than one hundred twenty (120) calendar days prior to the first anniversary date of the Annual Meeting for the prior year; provided, however, that in the event that the date of the Annual Meeting is more than thirty authorized and constituted proxies or such other persons as the Chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by participants.

Section 12. Inspectors of Election. In advance of any meeting of stockholders, the Board by resolution or the Chairman shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the Chairman of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than three nor more than twenty members, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast at Annual Meetings of Stockholders. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. Directors must be citizens of the United States of America.

Section 2. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 3. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or by a majority of directors then in office. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not

Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 9. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

these Bylaws or by the Board of Directors. The Board of Directors may, by resolution, from time to time confer like powers upon one or more Vice Chairmen of the Board of Directors to serve in the absence or disability of the Chairman of the Board of Directors. If there shall be more than one Vice Chairman of the Board of Directors, they shall act as Chairman by order of their seniority on the Board of Directors or as otherwise determined by the Board of Directors.

Section 5. President. The President, subject to the control of the Board of Directors, shall have general charge and supervision and authority over all operations of the Corporation and shall have such powers and perform such duties as are incident to his or her office or as may be properly granted to or required by him or her by the Board of Directors, by the Chairman of the Board of Directors or by these Bylaws. The President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him or her by these Bylaws or the Board of Directors.

Section 6. Vice Presidents. At the request of the President or in his or her absence or in the event of his or her inability or refusal to act (and if there be no Chairman or Vice Chairman of the Board of Directors), the Vice President or the Vice Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer from time to time may prescribe. If there be no Chairman or Vice Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he or she shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the Chief Executive Officer may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant

Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors or the Chief Executive Officer. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him or her in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his or her attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfers shall be valid as against the Corporation for any purpose until it shall

ARTICLE VI

NOTICES

Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, facsimile, telex or cable.

Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present by person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless so required by law, the Certificate of Incorporation or these Bylaws.

ARTICLE VII

GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was or shall be a director, officer or employee of the Corporation, or is or was or shall be a director, officer or employee of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify him or her against such liability under the provisions of this Article VIII.

Section 9. Certain Definitions. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority~~ to indemnify its directors, officers or emp~~loyees, so that any person who is or was a director, officer or employee of such constituent corporation, or is or was a director, officer or employee of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the


USEC
A Global Energy Company

January 5, 2007

Mr. Julian Spector
43 Brookwood Drive
Woodbridge, CT 06525

Dear Mr. Spector:

Thank you for your investment and continued interest in USEC Inc. This letter is in response to your suggestion that the Board of Directors declare a stock dividend to shareholders.

In February 2006, the Board voted to end payment of a cash dividend. In its statement, the Board said the funds used to pay the dividend would be redirected to reduce the level of external financing required for construction of the American Centrifuge Plant. The Board went on to state: "The Board said it anticipates that USEC will not pay a dividend until this essential project is complete."

Last April you called USEC several times suggesting the declaration of a stock dividend. During those calls I said that the Board had considered a stock dividend and determined that the dilutive nature of issuing additional shares would not add shareholder value. Chairman James Mellor stated during the 2006 Annual Meeting of Shareholders that the Board had considered a stock dividend during its February discussion of the dividend but decided against that option. In November 2006, you spoke at length with Chief Financial Officer John Barpoulis about your proposal. We have attempted to provide clear answers to your questions.

You have indicated an interest in having the matter included on the agenda of the April 2007 Annual Meeting of Shareholders. Article II of our bylaws contains the requirements for shareholders to bring business before the Annual Meeting. As I noted on the phone, to be timely you would need to comply with these requirements by January 25, 2007. For your convenience, I have enclosed a copy of our bylaws. Even if you decide not to submit proper notice of your issue under the bylaws, you may always, of course, raise the issue during the question and answer period of the meeting.

Hopefully, we have been able to address your questions. We appreciate your continued shareholding in the Company.

Sincerely,

Steve

Steven A. Wingfield
Director – Investor Relations

USEC Inc.
6903 Rockledge Drive, Bethesda, MD 20817-1818


USEC
A Global Energy Company


INVESTOR
RELATIONS

Dividend History

On February 8, 2006, the Board of Directors of USEC Inc. voted to cease paying a common stock dividend and redirected those funds to reduce the amount of external financing required for construction of the American Centrifuge Plant.

Dividends on USEC Inc. common stock were paid as declared by the Board of Directors. Dividends were paid on the 15th of December, March, June, September and from December 1998 through December 2005. The dividend was $1.10 per share annually in 1999 and 55 cents per share annually in 2000 through 2005.

For federal income tax purposes, USEC has determined that 100% of dividend payments were taxable to shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 19, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: USEC Inc.
Incoming letter dated March 2, 2007

The submission relates to declaring a stock dividend in lieu of the discontinued cash dividend.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that USEC may exclude the proposal under rule 14a-8(e)(2) because USEC received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if USEC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that USEC did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

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